Chris Edmunds To Call Writer Directly: +1 (904) 603-8749 chris.edmunds@redwirespace.com	8226 Philips Highway, Suite 101 Jacksonville, Florida 32256 United States
October 18, 2024
VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Claire Erlanger
Kevin Woody

Re:    Redwire Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 20, 2024
File No. 001-39733

Ladies and Gentlemen:

On March 20, 2024, Redwire Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) an Annual Report on Form 10-K (the “Report”). We are writing to address the comments raised in the letter to the Company, dated October 7, 2024, from the staff (the “Staff”) of the Commission relating to the Report. The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).
Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.We note that your disclosure in Note Q to the Financial Statements provides the net impact of the EAC adjustments for each annual period. Please revise your results of operations disclosure within MD&A to separately quantify gross favorable and gross unfavorable changes in estimates that are material to consolidated results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

Response:
The Company respectfully acknowledges the Staff’s comment and proposes to include disclosure in our MD&A of the gross amount of favorable and unfavorable cumulative catch-up adjustments for each period presented, beginning with our next applicable filing. To the extent such adjustments are material we will include an appropriate level of analysis underlying the reasons for significant changes. The proposed disclosure we intend to include in our future filings is set forth below using the financial information for the year ended December 31, 2023 (additions in bold and underlined):

Securities and Exchange Commission October 18, 2024 Page 2

“Substantially all of our contracts are accounted for under the percentage-of-completion cost-to-cost method. As a result, revenues on contracts are recorded over time based on progress towards completion for a particular contract, including the estimate of the profit to be earned at completion. The following discussion of material changes in consolidated revenues should be read in tandem with the subsequent discussion of changes in consolidated cost of sales because changes in revenues are typically accompanied by a corresponding change in cost of sales due to the nature of the percentage-of-completion cost-to-cost method.

Net EAC Adjustments - We record changes in costs estimated at completion (net EAC adjustments) using the cumulative catch-up method of accounting. Net EAC adjustments can have a significant effect on reported revenues and gross profit and the table below presents the aggregate amounts for the following periods:

	Year Ended
(dollars in thousands)	December 31, 2023	December 31, 2022
Gross Favorable	$11,728	$8,033
Gross Unfavorable	(15,250)	(17,987)
Total Net EAC Adjustments	$(3,522)	$(9,954)

The Company evaluates the contract value and cost estimates at completion for performance obligations no less frequently than quarterly, and more frequently when circumstances significantly change. Changes in contract estimates occur for a variety of reasons including, but not limited to, changes in contract scope, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays. We utilize information available to us at the time when revising our estimates and apply consistent judgement across the full portfolio of programs. Refer to Note Q – Revenues of the accompanying notes to the consolidated financial statements for additional information."

Supplemental Non-GAAP Information, page 43

2.We note that in your reconciliation of Net Income to Adjusted EBITDA, you include an adjustment for capital market and advisory fees. Footnote (iv) below the table indicates that these are "related to advisors assisting with transitional activities associated with becoming a public company, such as implementation of internal controls over financial reporting, and the internalization of corporate services, including, but not limited to, implementing enhanced enterprise resource planning systems." In light of the fact that you have been a public company for several years, please explain to us why you do not believe these costs represent normal recurring operating costs of the business. Similarly, please explain to us why you believe the litigation expense adjustment does not represent normal recurring expenses. See

Securities and Exchange Commission October 18, 2024 Page 3

guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please advise or revise accordingly.

Response:
The Company respectfully acknowledges the Staff’s comment and has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”).

Although we completed our initial public offering in November 2020, the Company has since completed certain one-time in nature filings (e.g., registration statements and required updates thereto based on our eligibility and usage of a Form S-1 or Form S-3 registration statement). We believe costs of outsourcing specialists and capital markets services to complete transactions needed for a newly public company, including but not limited to additional registration statements and prospectus supplements, are not normal, recurring, cash operating expenses necessary to operate our business, and therefore, are appropriate items to exclude when calculating Adjusted EBITDA.

In addition, the Company’s transition to a public company requires implementation of certain compliance processes, including the rules and regulations of the Sarbanes-Oxley Act of 2002 (“SOX”) with respect to internal controls over financial reporting. As a result, the Company continues to design and implement its internal controls over financial reporting, but given the related complexity it is a multi-year effort. We believe the costs of designing and implementing effective internal controls over financial reporting, including the implementation of a new SOX compliant enterprise resource planning system, are not normal, recurring, cash operating expenses necessary to operate our business, and therefore, are appropriate items to exclude when calculating Adjusted EBITDA. We will not include the costs associated with maintaining our annual SOX compliance once implementation is completed as an adjustment to Adjusted EBITDA.

We believe that excluding the aforementioned costs from Adjusted EBITDA and presenting them in our reconciliation of net income (loss) to Adjusted EBITDA provides a more complete understanding of our ongoing operations while enhancing the comparability of current results to results in future periods, which may be useful for investors in their analysis of our financial performance. We further believe Adjusted EBITDA is useful as an indicator of operating performance because it allows for period-over-period comparisons of our ongoing core operations before the impact of the excluded items. Adjusted EBITDA also facilitates comparison by analysts, investors, and others of results from our ongoing core operations before the impact of these items with results from other companies in a manner consistent with how Company management views the business. In other words, the excluded expenses are only those that are transitory in nature.

We acknowledge the Staff’s comment about the litigation-related expense adjustment to Adjusted EBITDA. We believe the costs included in the litigation-related expense adjustment are not normal, recurring, cash operating expenses necessary to operate our business, and therefore, are appropriate items to exclude when calculating Adjusted EBITDA. As disclosed in footnote (v) to the reconciliation of Adjusted EBITDA, the Company incurred expenses relating to the 2021 Audit Committee investigation and resulting securities litigation as further described in

Securities and Exchange Commission October 18, 2024 Page 4

Note N of the accompanying notes to the consolidated financial statements in the Company’s Form 10-K. In assessing whether the litigation-related expense from the 2021 Audit Committee investigation constitutes a normal, recurring, cash operating expense, we considered the fact that the costs primarily relate to the legal expenses of outside advisors and counsel engaged for the Audit Committee investigation and subsequent litigation. The costs that are excluded from Adjusted EBITDA relate solely to the investigation and subsequent litigation related to the Audit Committee investigation and do not include the costs associated with normal, recurring legal expenses or other litigation expenses of the Company. Due to the specific nature of the Audit Committee investigation and subsequent litigation, we believe that excluding these specific litigation-related expenses from Adjusted EBITDA and presenting them in our reconciliation of net income (loss) to Adjusted EBITDA provides a more complete understanding of our ongoing operations while enhancing the comparability of current results to results in future periods, which may be useful for investors in their analysis of our financial performance.

*   *   *   *
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned directly at (904) 603-8749 or by email at chris.edmunds@redwirespace.com.
Sincerely,
/s/ Chris Edmunds
Chris Edmunds
Senior Vice President and Chief Accounting Officer

cc:
Peter Cannito, Chief Executive Officer, President and Chairman
Jonathan Baliff, Chief Financial Officer
Aaron Futch, Executive Vice President, General Counsel and Secretary
Redwire Corporation
Mark Reuter
Allison Westfall
Keating Muething & Klekamp PLL